

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-mail
Dorota Korobiejnikow
Head of International Capital Markets
c/o Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016

Re: The State Treasury of the Republic of Poland
Registration Statement under Schedule B
Filed February 6, 2015
File No. 333-201910

Dear Ms. Korobiejnikow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   Please update the information in the prospectus wherever possible. For example purposes only, we note your disclosure on page 16 that gas accounted for approximately 13 percent of Poland's total energy supply as of 2011.

2.   Under an appropriately captioned heading, please describe the size of the state-owned enterprise sector and the types of entities by industry that are state-owned or controlled. Please also describe any material privatization plans.

Map of the Republic of Poland, page 1

3.   Either in the map you have included or in an additional map, please provide a more detailed map of Poland. Please also revise your map showing the general location of Poland in relation to neighboring countries to identify the neighboring countries.

The Economy, page 12

4.   Please revise your tables summarizing the key economic data to include consumer price index, unemployment, balance of payments, public finance and public debt figures.

Industry, page 15

5.   We note your disclosure on page 16 that the services sector in Poland accounted for 63.5 percent of GDP in 2013. Accordingly, please expand your disclosure in this section to provide more information regarding the services sector.

Labor Market, page 20

6.   Please include additional information on the employment rate with respect to age and gender.

Balance of Payments and Foreign Trade, page 22

7.   Please revise to include a discussion of the reasons for material increases or decreases in the value of imports and exports.

8.   Please revise your balance of payments table on page 23 to include subtotals.

Foreign Direct Investment, page 23

9.   Please revise to include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment. Please also discuss the countries that provided sources of material investments in Poland through portfolio investments.

Foreign Trade, page 25

10.   Please consider disaggregating another EU country in addition to Germany in your table setting out the geographic distribution of Poland's exports and imports, to the extent material.

Monetary and Financial System, page 29

11.   We note your disclosure that 15 Polish banks passed the European stress test and asset quality reviews (AQRs) by the European Banking Authority in October 2014 and that none of the tested banks' CET1 ratios fell below 8 percent as a result of adjustments due to the outcomes of AQRs. As news reports suggest that at least one Polish bank failed to reach the 8 percent CET1 ratio after the AQR adjustment, please revise or advise.

Healthcare System, page 48

12.   Please revise to provide additional disclosure regarding the operation of the healthcare system.

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney

cc: Doron Loewinger
        White & Case LLP
        Via E-mail